UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number 0-17795

CIRRUS LOGIC, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	77-0024818
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 W. 6th Street, Austin, TX 78701

(Address of principal executive offices)

Registrant’s telephone number, including area code: (512) 851-4000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Cirrus Logic, Inc. (the “Company”) has evaluated its current product lines and determined that certain products that we manufactured, or contracted to manufacture, during calendar year 2013 use conflict minerals that are necessary to the functionality or production of those products. The Company conducted a good faith reasonable country of origin inquiry regarding those conflict minerals. Based on its inquiry, the Company concluded that it was required to conduct due diligence on the source or chain of custody of its conflict minerals. Accordingly, we have filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Below is a summary of the country of origin information collected as a result of our reasonable country of origin inquiry:

Conflict Mineral	Potential Countries of origin and sources
Gold	Australia, Belgium, Brazil, Canada, Chile, China, Germany, Hong Kong, Japan, Mexico, Republic of Korea, Switzerland, United States, and recycled or scrap sources

Tantalum	Australia, Brazil, Canada, China, DRC, Ethiopia, Katanga, Kazakhstan, Mozambique, Russian Federation, Rwanda, Thailand, United States, Zimbabwe, and recycled or scrap sources

Tin	Belgium, Bolivia, Brazil, Canada, China, Indonesia, Japan, Malaysia, Peru, Thailand, United States, and recycled or scrap sources

Tungsten	Austria, Bolivia, Canada, China, Japan, Peru, Portugal, Russian Federation, Spain, Thailand, United States, and recycled or scrap sources

Item 1.02	Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at investor.cirrus.com in the Corporate Governance section of our website.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

The following exhibit is filed as part of this Report:

•	Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CIRRUS LOGIC, INC.
Date: June 2, 2014	By:	/s/ Gregory S. Thomas
	Name:	Gregory S. Thomas
	Title:	Vice President, General Counsel